NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

October 30, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 12, 2023

File No. 333-273464

Ladies and Gentlemen:

NYIAX, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 3 to Registration Statement on Form S-1 on October 12, 2023 as set forth in the Staff’s letter dated October 20, 2023 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note that your underwriter, Spartan Capital, terminated its engagement with you. Please revise to provide a materially complete discussion regarding the circumstances leading to the termination and, if applicable, disclose any risks related to the termination.

Response: We respectfully advise the Staff that we have revised the risk factor beginning on page 8 of the Amended Registration Statement to disclose that we do not expect to incur any additional expenses in connection with the termination by Spartan Capital, “There can be no guarantee that the Company will be successful in its Initial Public Offering.”

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559, or Anna Wang, Esq. at awang@rc.com or 212-451-2942.

Sincerely,

/s/ Christopher Hogan
Christopher Hogan, Interim Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP